EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2009	2008	2009	2008
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$ 3,739	$ 2,645	$ 9,144	$ 10,278
Fixed charges (excluding preferred stock dividends)	3,809	3,950	7,705	8,561
Total earnings	7,548	6,595	16,849	18,839
Fixed charges:
Interest expense (excluding deposit interest)	3,738	3,893	7,561	8,440
Rent expense interest factor (1)	71	57	144	121
Preferred stock dividends (2)	512	–	852	–
Total fixed charges (excluding deposit interest)	4,321	3,950	8,557	8,561
Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	1.75	1.67	1.97	2.20

Including Interest on Deposits:
Earnings:
Income before income taxes	$ 3,739	$ 2,645	$ 9,144	$ 10,278
Fixed charges (excluding preferred stock dividends)	10,387	11,731	21,266	24,808
Total earnings	14,126	14,376	30,410	35,086

Fixed charges:
Interest expense (including deposit interest)	10,316	11,674	21,122	24,687
Rent expense interest factor (1)	71	57	144	121
Preferred stock dividends (2)	512	–	852	–
Total fixed charges (including deposit interest)	10,899	11,731	22,118	24,808
Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	1.30	1.23	1.37	1.41

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.
(2)	Represents the dividends accrued on the Series A Preferred Stock during the period.